Eni S.p.A. Sede legale in Roma Piazzale Enrico Mattei, 1 00144 Roma Tel. centralino: +39 06598.21 www.eni.com

ALESSANDRO BERNINI
CHIEF FINANCIAL OFFICER
Direct Telephone (+39)-02-52041730
Fax (+39)-02-52041765
Prot. CFO/12/2011	March 28, 2011
United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance

Re: Eni S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 26, 2010
File No. 001-14090

Dear Mr. Schwall:
Thank you for your letter dated March 22, 2011 setting forth comments of the Staff of the Commission relating to Eni’s annual report on Form 20-F for the year ended December 31, 2009 (the "2009 Form 20-F"). The information set forth below is submitted in response to your comments. The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.	Please refer to comment 1 in our letter dated March 22, 2011. We note that you have supplied certain technologies and materials to Iran pursuant to licensing agreements with state-owned petrochemical companies. Tell us whether, to the best of your knowledge, understanding, and belief, any of the technologies or materials you have provided or intend to provide into Iran are controlled items included in the Department of Commerce’s Commerce Control List.

Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie:
Via Emilia, 1 - Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

The technologies and related materials that we supplied to Iranian counterparts do not, to the best of our knowledge, contain any US-made components or components originated in the US. In addition, please note that those technologies and related materials are not listed in the dual use list provided by EU applicable regulations (reference number 961).

2.	Please refer to comment 2 in our letter dated January 24, 2011. Tell us specifically the current volumes of proven and provable reserves for the oil fields and for the gas fields you have developed in Iran.

We respectfully submit to the Staff that our current contractual arrangements with the Iranian state-owned counterparties prohibit us from disclosing to any other party any technical or other type of information relating to the oil and gas fields that we have developed in Iran.

3.	Please refer to comment 3 in our letter dated January 24, 2011. We note that you have paid substantial dollar amounts to Iran and Syria for crude oil you purchased from those countries from time to time. Disclose in your proposed risk factor the dollar amounts of such payments to Iran and to Syria for each of 2008, 2009, and 2010. Also disclose in the risk factor the volume of Iran-origin and Syria-origin crude oil you purchased from international traders and oil companies on the spot market in each of 2008, 2009, and 2010. Provide us the language you intend to include in your risk factor.

In response to your comment, in the Form 20-F for the year ended December 31, 2010 that we will be filing in the next few weeks, we plan to expand our disclosure on sanction targets as follows:

Item 3 – Risk Factors

"Political Considerations
[…]

Our activities in Iran could lead to sanctions under U.S. legislation
[…]

With respect to segments other than Exploration & Production, our Refining & Marketing segment has historically purchased amounts of Iranian crude oil under a term contract with the National Iranian Oil Company ("NIOC") and on a spot basis.

We purchased 1.42 million tonnes, 980 ktonnes, and 1.63 million tonnes in 2008, 2009 and 2010, respectively. We paid NIOC $953 million in 2008, $419 million in 2009 and $888 million in 2010 for those purchases.
In addition in the three-year period 2008-2010 we purchased volumes of crude oil from international traders and oil companies who, based on bills of loading and shipping documentation available to us, we believe purchased those crude oil from Iranian companies. Purchases were mainly on spot basis. In 2008, we purchased 1.3 million tonnes of crude oil for $830 million; in 2009 we purchased 278 ktonnes of crude oil for $147 million and in 2010 we purchased 2.09 million tonnes of crude oil for $1.1 billion."

In addition we will add a new paragraph relating to our crude-related operations in Syria. Proposed wordings follow.

"We have commercial transactions with Syria where we mainly purchase from time to time volumes of crude oil.

We have limited operations in Syria, mainly consisting of transactions carried out by our Refining & Marketing Division with Syrian Petrol Company, an entity controlled by the Syrian government, for the purchase of crude oil under term purchase contracts or on a spot basis, based on prevailing market conditions.

We purchased 329 ktonnes, 241 ktonnes, and 321 ktonnes in 2008, 2009 and 2010, respectively. We paid Syrian Petrol Company $227 million in 2008, $92 million in 2009 and $163 million in 2010 for those purchases.

In 2008, we also purchased 184 ktonnes of crude oil for $73 million and in 2010 we purchased 115 ktonnes of crude oil for $59 million, in each case from international traders who, based on bills of loading and shipping documentation available to us, we believe purchased those raw materials from Syrian companies.

Other than as described above, Eni is not currently investing in the country, and it has no contractual arrangements in place to invest in the country. However, we have recently been exploring investment opportunities in Syria."

* * *

If you have any questions relating to this letter, please feel free to call the undersigned at +39-02-520-41730.

Eni acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Eni may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ ALESSANDRO BERNINI
Alessandro Bernini
Title: Chief Financial Officer